Platinum Group Metals Ltd.
(Exploration Stage Company)

Interim Consolidated Financial Statements
For the quarter ended May 31, 2008
(Unaudited)

Filed: July 15, 2008

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An exploration stage company)
 May 31, 2008

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited)

(expressed in Canadian dollars)	May 31, 2008	Aug. 31, 2007
ASSETS		
CURRENT		
Cash and cash equivalents (Note 11(b))	$ 5,575,866	$ 12,669,067
Short-term investments Note 2(f))	-	2,000,000
Marketable securities (Note 4)	1,714,001	210,000
Amounts receivable (Note 3)	679,145	597,989
Due from WBJV partner	1,686,012	2,991,745
Prepaid expenses and other assets	67,920	85,456
Total current assets	9,722,944	18,554,257
PERFORMANCE BONDS	91,955	49,411
INVESTMENT IN WBJV (Note 5)	17,046,458	12,413,426
MINERAL PROPERTIES (Note 6)	5,678,492	5,375,656
FIXED ASSETS (Note 7)	484,861	371,453
Total assets	$ 33,024,710	$ 36,764,203
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 2,836,020	$ 2,304,845
Advances from WBJV partners (Note 5)	-	3,613,919
Total liabilities	2,836,020	5,918,764
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	55,257,568	52,373,858
Contributed Surplus	3,524,956	3,006,384
Accumulated other comprehensive income (Note 2(m), 4 & 5)	(2,481,319)	(2,365,876)
Deficit accumulated during the exploration stage	(26,112,515)	(22,168,927)
Total shareholders' equity	30,188,690	30,845,439
Total liabilities and shareholders' equity	$ 33,024,710	$ 36,764,203

CONTINGENCIES AND COMMITMENTS (NOTE 10)
SUBSEQUENT EVENTS (NOTE 13)

APPROVED BY THE DIRECTORS:

"Iain McLean"

Iain McLean, Director

"Eric Carlson"

Eric Carlson, Director

See accompanying notes to the interim consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration stage company)
 May 31, 2008

See accompanying notes to the interim consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration stage company)
 May 31, 2008

See accompanying notes to the interim consolidated financial statements.

Platinum Group Metals Ltd.
(An exploration stage company)
Notes to the unaudited interim consolidated financial statements

May 31, 2008

1.           NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2.           SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)           Basis of presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the Western Bushveld Joint Venture (Note 5) is accounted for using the equity method.

(b)           Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less. The Company holds no non-bank asset-backed commercial paper.

(d)           Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Based on management’s estimates, the Company has determined that there are no reclamation liabilities as at period end.

(e)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(f)           Short-term investments

Short-term investments comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.

 (g)           Fixed assets

Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software       30% declining balance
Office furniture and equipment          20% declining balance
Leasehold improvements                                        2 years straight line

(h)           Earnings (loss) per common share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)           Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, stock-based compensation and asset retirement obligations. Actual results could differ from those estimates.

(j)	Translation of foreign currencies

The Company’s functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at period end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at period end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

(k)           Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. Accordingly, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted is recorded in operations.

Cash received on the exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is also transferred to share capital.

(l)	Changes in accounting policies

Effective September 1, 2007, the Company adopted CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation; Section 3865 Hedges; Section 1530 Comprehensive Income and Section 3251 Equity. As the Company has not previously undertaken hedging activities, adoption of Section 3865 currently has no impact. Prior to January 1, 2007, the principal accounting policies affecting financial instruments related to marketable securities that were valued at the lower of original cost and fair market value.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for trading, otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair value  based on quoted market bid prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.  All of the Company’s marketable securities have been designated as available-for-sale.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

The adoption of Sections 1530 and 3855 impacts the Company’s opening equity. The after-tax unrealized gain on the available-for-sale securities as at September 1, 2007 was $1,874,001, which was reported as an adjustment to the opening balance of accumulated other comprehensive income.

(m)           Financial instruments

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, due from WBJV partners, accounts payable and accrued liabilities and advances from WBJV partners.   Unless otherwise stated it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and advances from WBJV partners approximate their carrying value due to their short-term maturity or their capacity of prompt liquidation.  Marketable securities are recorded in the financial statements at fair value.

3.           AMOUNTS RECEIVABLE

Expenditure advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.           MARKETABLE SECURITIES

At May 31, 2008, the Company has the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Gains ($)	Fair Value ($)

MAG Silver Corp.	100,000	50,000	1,104,000	1,154,000
West Timmins Mining Inc.	800,001	160,000	400,001	560,001

Total Marketable Securities		210,000	1,504,001	1,714,001

On September 1, 2007 the Company recorded an adjustment of $1,874,001 to the opening balance of accumulated other comprehensive income pursuant to adoption of the new CICA Handbook Section 3855 Financial Instruments – Recognition and Measurement.  The amount represents the unrealized gain on available-for-sale marketable securities held by the Company at September 1, 2007.

During the nine month period ended May 31, 2008 the Company recognized an unrealized loss of $370,000 (2006 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income.

(a)           MAG Silver Corp.

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corp. (“MAG”), a company with two directors and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630.

(b)           West Timmins Mining Inc.

In 2002 New Millennium granted Sydney Resource Corporation (“SYR”), a company with three directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia. On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  SYR was reorganized and named West Timmins Mining Inc. on September 14, 2006.  At May 31, 2008 the Company held 800,001 West Timmins Mining Inc. shares.

5. INVESTMENT IN WESTERN BUSHVELD JOINT VENTURE (THE “WBJV”)

	May 31, 2008	Aug. 31, 2007
Opening Balance	$14,779,302	$10,861,834
Additional investment	6,252,476	3,917,468
Balance before translation	21,031,778	14,779,302
Translation adjustment	(3,985,320)	(2,365,876)
Ending Balance	$17,046,458	$12,413,426

Details of the assets of the WBJV excluding the property rights contributed by the other venture partners are as follows:

On October 26, 2004 the Company entered into the Western Bushveld Joint Venture (the “WBJV”) with a subsidiary of Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. Later, in 2007, Anglo Platinum contributed its 50% interest in Portion 11 of the farm Frischgewaagd bringing the total area of the WBJV to approximately 72 square kilometres. The Company and Anglo Platinum each hold a 37% working interest in the WBJV, while Africa Wide holds a 26% working interest.

In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd. The transaction closed in September 2007 and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.
The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have been required to fund further expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to March 2007 the partners to the WBJV approved budgets in the amount of Rand 76,393,208 (approximately C$11.7 million at September 2006). In July 2007 the WBJV participants approved a new cash budget for the WBJV totaling Rand 102,976,176 (approximately C$15.5 million in July 2007). During April 2008 the WBJV participants approved a budget for the acquisition of long lead capital items in the amount of R21.086 million (approximately C$2.74 million). At May 31, 2008 Anglo Platinum had a contribution balance owing to the WBJV of Rand 7,591,847 (C$990,736). At May 31, 2008 Africa Wide had a contribution balance owing to the WBJV of Rand 5,327,783 (C$695,276). These balances were received subsequent to period end.

Once a bankable feasibility study has been completed, the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the original contributed properties comprising the WBJV, determined in accordance with the South African Mineral Resource Committee (“SAMREC”) code. Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo Platinum in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ will receive an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured four element or “4E” ounce of combined platinum, palladium, rhodium and gold.  Each party will then have the opportunity to make a one-time equalizing payment or contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of the WBJV but not joint control and is therefore recording the investment using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV was recorded at cost as it represents a non-monetary exchange. The balance paid to date under the Company’s commitment to spend up to Rand 35 million in exploration costs has also been recorded as a cost of the investment.

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates its share of net equity of WBJV using the current rate method with translation gains and losses included in cumulative translation adjustment as a separate component of shareholder’s equity.

From inception of the WBJV to May 31, 2008 there have been no equity earnings or losses as all activities of the WBJV have been in connection with acquiring mineral rights and exploring the properties for minerals.

(a)	Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million (approximately C$1.4 million). In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)	Onderstepoort interest

During 2003 the Company entered into several option agreements to acquire mineral rights on seven portions of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could earn 100% of the mineral rights over certain portions and 50% of the mineral rights over the balance. To earn its interests the Company was required to make aggregate prospecting and option payments over time to the vendors of Rand 12.44 million (approximately C$2.24 million) ending April 2008. Of this amount, Rand 834,000 was paid. The Company now holds New Order prospecting permits on all of these farm portions.

During fiscal 2007 the Company negotiated and executed the buy-out and cancellation of one of the option agreements described above to acquire a 50% undivided interest in two farm portions in exchange for 50,000 common shares of the Company valued at $230,000.

During the period the Company negotiated and executed the buy-out and cancellation of the remaining option agreements for all remaining farm portions for one additional payment of 50,000 shares of the Company valued at $165,500.

By negotiating the buy-out and cancellation of these option agreements the Company eliminated all future option payments for this property while keeping the property under its control with regard to the mineral rights as granted to it by the Government of South Africa under New Order prospecting permits.

6.           MINERAL PROPERTIES

Nine month period ended May 31, 2008

Three month period ended May 31, 2008

(a)           Republic of South Africa

(i)           War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to May 31, 2008 total $3,271,673 (May 31, 2007 - $3,342,672).

Under the Old Order permits, the Company could purchase 100% of these mineral rights at any time for US$690 per hectare. The Company had also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, each have acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest.

Africa Wide has a 30% participating interest in the Tweespalk property. During the period the Company received payment in full from Wesizwe Platinum Ltd. for Africa Wide’s share of costs to August 31, 2007, which amounted to R1,549,673 (C$213,855 at May 31, 2008). The payment was treated as a recovery of costs relating to the Tweespalk property.

 (b)           Ontario

 (i)           Lac des Iles (“LDI”) River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(ii)           South Legris

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

(iii)	Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(v)           Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount property located near Wawa, Ontario. Exploration results on the project to date have been of interest, but in light of certain title deficiencies and a complex title chain, the Company has abandoned the project. During fiscal 2007, deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 were written off.

 (c)           Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration stage company)
Notes to the interim consolidated financial statements
(Unaudited)
May 31, 2008

7.           FIXED ASSETS

8.           SHARE CAPITAL

(a)           Authorized

Unlimited common shares without par value

(b)           Issued and outstanding

At May 31, 2008 there were 62,592,247 shares outstanding.

During the period ended May 31, 2008:

(i)	850,000 share purchase warrants were exercised for proceeds of $1,487,500 and 703,500 stock options were exercised for proceeds of $758,525.

(ii)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $165,500. A filing fee of $2,264 related to this issue of shares was paid by the Company.

During the year ended August 31, 2007:

(iii)	6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 914,375 stock options were exercised for proceeds of $625,575.

(iv)
the Company issued 50,000 common shares in connection with the acquisition of mineral properties at a fair value of $230,000. A filing fee of $2,258 related to this issue of shares was paid by the Company.

(c)           Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. Stock options granted to certain employees of the Company vest on average at an amount of 25% per six month period, while stock options granted to other employees, directors and officers are subject only to a four month initial hold period.

The following tables summarize the Company’s outstanding stock options:

The weighted average exercise price of the exercisable options at period end was $1.99.

(i)
During the period ended May 31, 2008 the Company granted 1,347,500 stock options to employees. The Company has recorded $993,022 ($638,034 expensed and $354,988 capitalized against the WBJV) of compensation expense relating to stock options granted or vested in this period.

The following weighted average assumptions were used in valuing stock options granted during the period:

(ii)
During the year ended August 31, 2007 the Company granted 1,265,000 stock options to employees. The Company has recorded $1,487,661 of compensation expense relating to stock options granted or vested in this period.

The following weighted average assumptions were used in valuing stock options granted during the year:

(d)	Share purchase warrants

Platinum Group Metals Ltd.
(An exploration stage company)
Notes to the interim consolidated financial statements
(Unaudited)
May 31, 2008

9.           RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)
Management, salary, consulting fees, and Director’s fees of $351,280 (2007 - $338,131, 2006 - $280,623) were incurred with directors during the nine month period. At May 31, 2008, $Nil was included in accounts payable (2007 - $Nil).

(b)
The Company received $101,802 (2007 - $104,152) during the nine month period from MAG Silver Corp. (“MAG”), a company with two common directors and a common officer, under the terms of a 2003 service agreement for administrative services. Amounts receivable at the end of the period includes an amount of $6,799 due from MAG for other trade receivables.

(c)
During the nine month period the Company accrued or received payments of $81,000 (2007 – $35,100) from West Timmins Mining Inc. (“WTM”), a company with three common directors and a common officer, for administrative services. Amounts receivable at the end of the period includes an amount of $6,353 due from WTM for other trade receivables.

(d)
During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common. During the period ended May 31, 2008 the Company accrued or paid Anthem $67,559 under the office lease agreement (2007 - $46,751).

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

10.           CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as PTM RSA’s commitments, are as follows, as at May 31, 2008.

Platinum Group Metals Ltd.
(An exploration stage company)
Notes to the interim consolidated financial statements
(Unaudited)
May 31, 2008

11.           SUPPLEMENTARY CASH FLOW INFORMATION

(a)           Net change in non-cash working capital

Of the $2,836,020 in accounts payable at May 31, 2008 an amount of $2,117,000 (approximately Rand 16.2 million) was incurred on behalf of the WBJV.

(b)           Cash and cash equivalents

Cash and cash equivalents consist of the following:

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis are as follows:

Assets

Assets relate to properties situated as follows:

Results of Operations

13.	SUBSEQUENT EVENTS

On June 30, 2008 the Company, as operator of the WBJV, delivered a positive Feasibility Study for Project 1 to the partners of the WBJV.  A news release summarizing the detailed findings of the study was published by the Company on July 7, 2008.  The partners of the WBJV will have 90 days, until approximately early October 2008, to consider the findings, at which time they will be asked to consider a decision to mine.

14.	RESTATEMENT

During the current interim period, the Company identified that it had recorded stock based compensation of $803,000 in the third quarter of 2007 that should have been recorded in the second quarter of 2007.  The Company has restated its interim consolidated statements of operations and comprehensive income  and cashflows for the three months ended May 31, 2007  as follows: